FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

Turkcell Announcement on Ukraine Subscriber Number and Financing

Subject:   Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Astelit, Turkcell’s GSM subsidiary in Ukraine, in which Turkcell holds 54% indirect stake, has announced its year-end subscriber base and the financial closing of a long term financing package. By December 31, 2005, subscriber base of Astelit has reached 2.46 million GSM users which represents 103% increase in comparison to Q3, 2005 and the company has concluded more than half billion US dollars loan, representing one of the biggest private financings in Ukraine.

As we have stated before, Astelit had given a mandate to ING Bank N.V. and Standard Bank London Ltd to arrange a financing of US$280 million to refinance Astelit’s existing vendor loans, additional capital expenditure and working capital requirements.

As result of the consultations within this context, Astelit signed a US$390 million long term senior syndicated facility. The facility has a term of six years of which US$270 million is guaranteed by ECA (Export Credit Agency) and US$90 million has no guarantees. Nokia Corporation and Ericsson Credit AB, the two major suppliers of Astelit’s GSM network also took part in the financing with US$30 million. The other facility is a junior facility in the amount of $150 USD, provided by Akbank T.A.S. and Turkiye Garanti Bankasi A.S. for a term of 6 years and fully guaranteed by Turkcell. The cost of borrowing for the financing package ranges between LIBOR+150 and LIBOR+450bps.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin Investor Relations 07.02.2006, 15:45	Ozgur Tokgoz Business Control 07.02.2006, 15:45

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

www.turkcell.com.tr

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 7, 2006	By:	/s/ Muzaffer Akpinar
Name: Muzaffer Akpinar Title: Chief Executive Officer